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06006056

AB 3/27/06

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION MAR 1 2006 WASH., D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ewing Bemiss & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East Byrd Street, Suite 1650
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Hugh Ewing, III (804) 780-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

Goodman & Company, LLP
(Name – *if individual, state last, first, middle name*)

4510 Cox Road, Suite 200 (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

5/12/06

OATH OR AFFIRMATION

I, A Hugh Ewing, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ewing Bemiss & Co., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Alexis Wilkinson

Notary Public

My commission expires 12/31/2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Years Ended
December 31, 2005 and 2004

Ewing Bemiss & Co.

Goodman & COMPANY
Certified Public Accountants
Financial Planning
Specialized Services

Ewing Bemiss & Co.

Contents

	Page
Report of Independent Auditors	1
Financial Statements	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplemental Information	
Report of Independent Auditors on Supplementary Information required by Rule 17a-5 of the Securities and Exchange Commission	10
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c-3-1 Under the Securities Act of 1934 - Schedule 1	11
Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption Under SEC Rule 15c3-3	12 - 13

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors

Board of Directors
Ewing Bemiss & Co.

We have audited the accompanying balance sheets of ***Ewing Bemiss & Co.*** as of December 31, 2005 and 2004, and the related statements of operations, changes in equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of ***Ewing Bemiss & Co.*** Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Ewing Bemiss & Co.*** as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Goodman & Company, LLP

Richmond, Virginia
February 11, 2006

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

Ewing Bemiss & Co.

Balance Sheets

December 31,	2005	2004
Assets		
Current assets		
Cash and cash equivalents	$ 475,388	$ 511,065
Accounts receivable - net	77,633	240,283
Prepaid expenses	27,790	5,662
Total current assets	580,811	757,010
Investments	85,865	196,724
Property and equipment - net	130,229	130,272
	216,094	326,996
	$ 796,905	$ 1,084,006
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 79,298	$ 151,974
Note payable - current portion	75,971	-
Total current liabilities	155,269	151,974
Note payable	79,857	-
Total liabilities	235,126	151,974
Stockholders' equity	561,779	932,032
	$ 796,905	$ 1,084,006

The accompanying notes are an integral part of these financial statements.

Ewing Bemiss & Co.

Statements of Operations

Years Ended December 31,	2005	2004
Revenue		
Consulting and management fees	$ 3,873,361	$ 3,214,656
Investment and rental income	433,249	153,491
	4,306,610	3,368,147
Operating expenses		
Salaries and related costs	2,420,958	2,300,650
Occupancy and equipment cost	244,835	286,987
Promotion cost	140,163	113,919
Communications	38,243	43,373
Office supplies and postage	54,274	57,187
Other operating expenses	294,427	601,714
Bad debt expense	143,013	-
	3,335,913	3,403,830
Income (loss) from operations	970,697	(35,683)
Other expense		
Settlement agreement	-	1,000,000
Net income (loss)	$ 970,697	$ (1,035,683)

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Equity

Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2003	$ 6,355	$ 596,041	$ 993,580	$ 1,595,976
Net loss	-	-	(1,035,683)	(1,035,683)
Distributions to stockholders	-	-	(628,261)	(628,261)
Contribution of additional paid-in capital	-	1,000,000	-	1,000,000
Balance - December 31, 2004	6,355	1,596,041	(670,364)	932,032
Net income	-	-	970,697	970,697
Distributions to stockholders	-	-	(1,101,179)	(1,101,179)
Stock repurchase	(938)	(157,779)	(81,054)	(239,771)
Balance - December 31, 2005	$ 5,417	$ 1,438,262	$ 219,279	$ 561,779

The accompanying notes are an integral part of these financial statements.

Ewing Bemiss & Co.

Statements of Cash Flows

Years Ended December 31,	2005	2004
Cash flows from operating activities		
Net income (loss)	$ 970,697	$ (1,035,683)
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	29,269	40,150
Loss on disposal of assets	-	935
Equity interest in investments	(419,565)	(42,373)
Bad debt expense (recoveries)	143,013	(105,564)
Change in:		
Accounts receivable	19,637	191,479
Prepaid expenses	(22,128)	21,923
Accounts payable and accrued expenses	(72,676)	68,025
Net cash from operating activities	648,247	(861,108)
Cash flows from investing activities		
Distributions received from investments	530,424	27,494
Purchase of property and equipment	(29,226)	(7,666)
Net cash from investing activities	501,198	19,828
Cash flows from financing activities		
Principal payments on note payable	(83,943)	-
Contribution of additional paid in capital	-	1,000,000
Distributions to stockholders	(1,101,179)	(628,261)
Net cash from financing activities	(1,185,122)	371,739
Net change in cash and cash equivalents	(35,677)	(469,541)
Cash and cash equivalents - beginning of year	511,065	980,606
Cash and cash equivalents - end of year	$ 475,388	$ 511,065
Noncash financing and investing activities:		
Note payable issued for redemption of Capital Stock including imputed interest	$ 239,771	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Ewing Bemiss & Co. (Company), a Virginia Corporation was formed in 1992, under the laws of the Commonwealth of Virginia. Revenues are earned primarily from financial consulting and advisory services.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit ratings are monitored by management to minimize credit risk.

Accounts receivable represent amounts due for services rendered to customers, and are reviewed routinely for collectibility and an allowance for bad debts is established, if necessary. Revenues earned from seven customers comprised 78% of the Company's total revenues during the year ended December 31, 2005, and 98% of accounts receivable were from eight customers at December 31, 2005. Revenues earned from twelve customers comprised 73% of the Company's total revenues during the year ended December 31, 2004, and 43% of accounts receivable were from these customers as of December 31, 2004.

Investments

Investments represent ownership interests in nonmarketable equity securities. Nonmarketable equity securities are stated at lower of cost or fair value, based on the economic facts and circumstances relevant to each investment. The Company utilizes the equity method to account for pass-through investments in noncorporate entities, and records its pro rata share of income and losses as investment income in the statement of operations. If cost, determined using the equity method, exceeds fair value on an other-than-temporary basis, the difference is recorded as nonoperating investment loss in the statements of operations.

Property and Equipment

Property and equipment are stated at cost and depreciated by straight-line and accelerated methods over estimated useful lives which range as follows:

Office furniture and fixtures	7 – 10 years
Furniture and office equipment	5 – 7 years
Leasehold improvements	5 – 15 years

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Consulting and Management Fees

Consulting and management fees are recorded when earned in accordance with the terms of the engagement.

Income Tax Status

The stockholders have elected to be taxed as an S corporation, whereby all income, losses and credits are passed through to the stockholders. Consequently, no provision for federal income taxes is included in the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Advertising Costs

The Company expenses advertising and marketing costs as incurred. These costs total $29,982 and $11,144 for 2005 and 2004, respectfully.

3. Lease Commitments

The Company leases office facilities under a five-year non-cancelable operating lease. Rent expense totaled approximately $202,304 and $241,931 for 2005 and 2004, respectively. During 2004, the Company executed an amendment to their lease, extending the term until August 31, 2009, subject to the terms and conditions of the amendment. The amendment provides for one additional five-year renewal period.

Future commitments under this non-cancelable operating lease and the amendment are as follows:

2006	$ 207,130
2007	211,236
2008	215,458
2009	145,566
	$ 779,390

4. Profit Sharing Plan

The Company has a 401(k) profit sharing plan covering substantially all employees who have met certain eligibility requirements. Contributions to the plan are at the Company's discretion. The Company contributed 3% of covered compensation, net of forfeitures, for 2005 and 2004. The profit sharing plan contribution was $33,441 and $19,478 for 2005 and 2004, respectively.

5. Investments

The Company acquired a 3% interest in Vapotherm, Inc. in 2000, in exchange for services recognized in revenue of $25,000. Based on management's assessment of fair value, the carrying value of this investment has been reduced to $12,500 as of December 31, 2005 and 2004.

The Company received a 2.788% interest in NSW, L.L.C., a limited liability company, in exchange for services of $71,434. This was the fair value estimated by management and included in revenues for 2000. This interest is accounted for utilizing the equity method of accounting. Income recognized on the equity method was $419,565 and $42,373 for the years ended December 31, 2005 and 2004, respectively. During 2005, the Company received distributions of $530,424 resulting primarily from the sale of assets. Distributions received were $27,494 for 2004. Additional distributions ($73,365) are anticipated and are included in the carrying value at December 31, 2005. The carrying value at December 31, 2004 was $184,224. Certain stockholders of the Company also directly own interests in NSW, L.L.C.

6. Property and Equipment

Major classes of property and equipment consisted of the following at December 31:

	2005	2004
Computer equipment	$ $412,516	$ $385,349
Furniture and fixtures	102,253	102,253
	514,769	487,602
Less – accumulated depreciation	(384,540)	(357,330)
	$ 130,229	$ 130,272

Depreciation expense totaled $29,269 and $40,150 for the years ended 2005 and 2004, respectively.

7. Note Payable

The Company signed a stock repurchase agreement in September 2005 as described in Note 8. The first of three installment payments was paid during 2005. The two additional payments of $83,943 each which include interest at 5% are to be paid in September 2006 and 2007.

8. Common Stock

Common stock consists of 25,000 authorized shares with a par value of $1 per share. There were 6,355 shares outstanding at December 31, 2004. The Company signed an agreement to repurchase all 938 shares owned by a stockholder during 2005 for $239,771 which has been reflected as a reduction of equity during the current year. This amount has been discounted to reflect present value of future payments. At December 31, 2005, 5,417 shares remained outstanding.

9. Net Capital

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $240,262, which was $224,587 in excess of its required net capital requirement of $15,675. The Company's net capital ratio was .98 to 1.

10. Fair Value of Financial Instruments

The Company has a number of financial instruments. The fair value of all financial instruments does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet at December 31, 2005.

Cash and cash equivalents, receivables from customers, and accrued liabilities are carried at cost, which approximates fair value. The note payable has been discounted at 5% to reflect the present value of the obligation.

11. Settlement Agreement - 2004

On January 13, 2004, an Amended Motion for Judgment was filed in the City of Richmond Circuit Court against the stockholders, individually, and the Company (defendants) by a former director and stockholder (plaintiff). The Company and former director/stockholder then entered a Settlement Agreement resolving these disputes and voiding the judgment. Per the agreement, the Company agreed to pay one million dollars and concede all counterclaims. This amount was paid on December 13, 2004.

12. Subcontracting Agreement

Upon departure of a Director/stockholder and one employee during 2005, The Company entered into an agreement related to the completion of client assignments. The Company agreed to pay 25% of total fees collected with respect to certain engagements and active prospects to the new employer. The new employer agreed to pay to the Company 25% of the total fees collected with respect to certain other engagements and active prospects. Both parties agreed with respect to certain other assignments that either party would pay 50% of the total fees actually received to the other party.

* * * * *

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Ewing Bemiss & Co.

We have audited the accompanying financial statements of ***Ewing Bemiss & Co.*** as of and for the year ended December 31, 2005, and have issued our report thereon dated February 11, 2006. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company, LLP

Richmond, Virginia
February 11, 2006

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

Ewing Bemiss & Co.

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 - Schedule 1

December 31, 2005

Stockholders' equity		
Stockholders' equity qualified for net capital	$	561,779
Nonallowable assets and miscellaneous capital charges		
Nonallowable receivables		77,633
Securities not readily marketable		85,865
Fixed assets - net		130,229
Other assets		27,790
		321,517
Net capital	$	240,262
Amounts included in total liabilities which represent aggregate indebtedness		
Note payable	$	155,828
Accounts payable and accrued liabilities		79,298
	$	235,126
Minimum net capital required (the greater or $5,000 or 6-2/3% of aggregate indebtedness)	$	15,675
Net capital in excess of minimum requirements	$	224,587
Ratio of aggregate indebtedness to net capital		.98 to 1

Note There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited FOCUS Report as of December 31, 2005.

The Company is exempt from reserve requirements and possession on control requirements under Rule 15c3-3(k)(2)(i).

See report of independent auditors.

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Ewing Bemiss & Co.

In planning and performing our audit of the financial statements and supplemental Schedule 1 of ***Ewing Bemiss & Co.*** (Company), for the year ended December 31, 2005, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons;
- Recordation of differences required by Rule 17a-13; and
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition; and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

4510 Cox Road, Suite 200
Glen Allen, VA 23060-3394
ph: 804.282.7636
fax: 804.282.1461
www.goodmanco.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Goodman & Company, LLP

Richmond, Virginia
February 11, 2006